Exhibit 2.1

Second AMENDMENT TO AGREEMENT

THIS SECOND AMENDMENT TO AGREEMENT (this “Amendment”) is made and entered into on November 23, 2017, by and Sevion Therapeutics, Inc., a Delaware corporation (the “Parent”), Sevion Sub Ltd., an Israeli company which is a wholly owned subsidiary of Parent (the “Subsidiary”) and Eloxx Pharmaceuticals Ltd., a limited company registered under the laws of the State of Israel (the “Company”). The Parent, Subsidiary and the Company shall each be referred to hereinafter as a “Party” and collectively as the “Parties”.

RECITALS:

WHEREAS, the Parties entered into that certain Merger Agreement dated as of May 31, 2017, as amended on August 1, 2017 (the “Agreement”), in accordance with the terms set forth therein; and

WHEREAS, the Parties wish to amend the Agreement, all subject to the terms and conditions set forth in this Amendment;

NOW THEREFORE, in consideration of the mutual promises contained herein, and intending to be legally bound, the Parties hereby agree as follows:

1.	Unless otherwise stated, capitalized terms used herein and not otherwise defined shall have the respective meaning ascribed to them in the Agreement.

2.	Schedule 3.3(a) to the Company Disclosure Schedule (the Company pre-Merger capitalization table) shall be amended to replace the capitalization table attached therein with the capitalization table attached hereto as Exhibit A.

3.	Schedule 4.5 to the Parent Disclosure Schedule (the Parent pre-Merger capitalization table) shall be amended to replace the capitalization table attached therein with the capitalization table attached hereto as Exhibit B.

4.	The final allocation of Parent securities immediately following the Merger is as set forth in Exhibit C.

5.	The definition of "Eloxx Excluded Securities" in Section 2.5(b) shall be deemed to include the Company unallocated Options.

6.	Section 2.8(c) shall be amended as follows:

"At the Merger Effective Time, Parent shall assume the Company Option Plan, the Company unallocated Options, and the Company Options outstanding at that time that are to be assumed in accordance with Section 2.8(a) with the result that all obligations of the Company under the Company Option Plan with respect to such Company Options shall become the obligations of Parent following the Merger Effective Time, entitling the holders of Company Options to the Assumed Options referred to in Section 2.8(a). In effecting such assumption, the shares reserved under Company Option Plan whether such relates to the outstanding Company Options or the unallocated pool shall automatically be converted into shares of Parent Common Stock by multiplying the number of Company Ordinary Shares reserved under the Company Option Plan by the Exchange Ratio and rounding up to the next whole share of Parent Common Stock."

7.	Section 6.3(c)(ii) shall be amended as follows:

(ii) "A certificate of Parent’s transfer agent and registrar certifying as of immediately prior to the Closing Date there are 55,957,518 shares of Parent Common Stock issued and outstanding, and a certificate of Parent secretary certifying as of the Closing Date that: (1) there are 4,357,534 shares of Parent Common Stock underlying outstanding options, warrants and other convertible securities or that are otherwise issuable, convertible or exchangeable into Parent Common Stock; (2) the issued and outstanding shares of capital stock of the Parent on a Fully Diluted as Converted Basis, including convertible notes and accrued interest, is equal to 60,315,052 (such number to be adjusted to include the number of shares issued in connection with the Investment in Parent, which shall be based on the amount actually invested divided by US$0.15); and (3) Parent’s outstanding shares of preferred stock have been previously converted into shares of Parent Common Stock and reflected in the number specified in sub-section (2) above; and"

8.	Parent hereby represents and confirms that the Parent Liabilities including Transaction Expenses as of November 30, 2017 are as set forth in Exhibit D. Notwithstanding the second to last sentence of Section 2.5(b)(ii), the Parties agree that the Exchange Ratio shall not be reduced by (i) Parent Liabilities that were incurred between November 30, 2017 and the Merger Effective Time; (ii) reasonable transaction expenses and (iii) patent related expenses that were incurred between November 1, 2017 and the Merger Effective Time, provided that all such Liabilities and patent related expenses of approximately $35,000. Nothing contained herein shall be deemed to derogate from Section 7 of the Agreement.

9.	In accordance with Section 5.12 and pursuant to the indemnification agreements of Parent in effect as of the Closing (the “Indemnification Agreements”), the Parties hereby agree that any resolution of the Company’s Board of Directors, or a subgroup established by the Company’s Board of Directors, with respect to indemnification for any claims brought against Parent and/or its officers and directors that were in office prior to the Merger Effective Time in connection with actions taken, or existing prior to the Merger Effective Time or in connection with the Transaction, shall require the consent of the Surviving Company’s Board of Directors including the affirmative vote of the member who served as a member of the Board of Directors of Parent prior to the Merger Effective Time.

10.	The Parties hereby agree that the assets and the equity interest underlying the Fabrus Transaction shall remain with Parent following the Merger Effective Time and accordingly the agreements numbered as items 2 and 14 in Schedule 6.3(g) will not be cancelled, terminated or assigned prior to Closing.

11.	The cancellation of the Fabrus Transaction shall not affect the condition set forth in Section 6.3(c)(iii).

12.	Further to the Lock Up Agreement, the Parties agree that, notwithstanding anything set forth in the Lock Up Agreement, the persons listed in Schedule 6.1(i) of the Agreement may transfer shares upon the occurrence of the following events which shall be deemed added to the Lock Up Agreement as of the date hereof:

12.1.	with respect to a general offer made to all holders of shares of Parent made in accordance with applicable law on terms which treat all such holders alike (and the execution and delivery of an irrevocable commitment or undertaking to accept such offer); and
12.2.	with respect to any order made to Parent by a court of competent jurisdiction or required by law or regulation.

Parent hereby authorizes Company to inform the parties to the Lock-Up Agreement in connection with the foregoing authorization.

13.	In addition, Sevion hereby authorizes the investors under the Investment in Parent to transfer the respective subscription to the Company or its wholly owned US subsidiary to hold such funds on account of Sevion prior to and upon the Closing. Any amount transferred by an investor to the Company or its subsidiary shall be deemed invested in Sevion and shall be part of the Investment in Parent. Accordingly, immediately prior to Closing, the Chief Financial Officer of the Company shall certify to Sevion the amount actually invested as aforesaid (excluding the Initial Investment in Parent).

14.	This Amendment shall become effective upon its execution by the Parent, the Subsidiary and the Company, in accordance with Section 11.12 of the Agreement. Other than as specifically amended hereby, the Agreement shall remain in full force and effect as originally constituted and is hereby ratified and affirmed by the Parties hereto.

15.	In the event of contradiction between any provision of the Agreement and this Amendment, this Amendment shall prevail.

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IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to Merger Agreement as of the date first written above.

Sevion Therapeutics, Inc.
By:	/s/ David Rector
Title:	Chief Executive Officer

Sevion Sub Ltd.
By:	/s/ David Rector
Title:	Chief Executive Officer

Eloxx Pharmaceuticals Ltd.
By:	/s/ Silvia Noiman
Title:	Chief Executive Officer